Klarna has received a favorable ruling in PriceRunner litigation, awarding $1.97 billion  New York, July 1, 2026 – Klarna Group plc (NYSE: KLAR) today announces that the court has ruled in Pricerunner’s favor, awarding $1.97 billion in damages and accrued interest in an antitrust case brought by PriceRunner against Google. The award compensates for lost revenue caused by Google's preferential treatment of its own comparison-shopping service over independent price-comparison services, conduct that also drives up costs for consumers. "When markets work well, everyone benefits. Consumers get higher quality at lower cost, companies stay focused on serving customers rather than defending position, and society is better off for it. This ruling supports a healthier, more competitive market for the way people compare products and services — and that is good for everyone who shops," said Dan Greaves, Head of Communications and Policy, Klarna. Klarna acquired PriceRunner in 2022 to add rich product discovery, price comparisons, and product reviews to the Klarna app, and drive high-intent traffic to retail partners. Klarna has since expanded the PriceRunner-powered Search & Compare feature to 13 markets1, and the underlying database now covers 100 million+ products and 500 million+ merchant listings. The database is the engine behind Klarna’s recently-launched Shopping Search app in ChatGPT and a key plank in Klarna’s agentic commerce strategy. Important Notice Any award remains subject to appeal by Google. Any amount Klarna ultimately receives would also be reduced by sharing arrangements with former PriceRunner shareholders and Klarna's litigation funder, and by applicable taxation. The value of the claim should not be taken as an indication of any likely recovery or future settlement. This announcement does not constitute a profit forecast. Media contact: press@klarna.com Forward-Looking Statements This press release contains forward-looking statements within the meaning of applicable securities laws. These statements include, but are not limited to, statements regarding our future financial performance, business strategy, growth objectives and market opportunities. Words such as "believe," "expect," "anticipate," "intend," "plan," "will," "may," "could," "estimate," and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions that could cause actual results to differ materially from those expressed or implied. Forward-looking 1 Austria, Denmark, Finland, France, Germany, Ireland, Italy, Netherlands, Norway, Spain, Sweden, the UK, and the US

statements reflect our views as of the date of this release and are based on information currently available to us. We undertake no obligation to update any forward-looking statements, except as required by law. Actual results may differ materially from those anticipated. Investors should not place undue reliance on these forward-looking statements and should review the risk factors in our filings with the SEC for a more complete discussion of risks. About Klarna Klarna is a global digital bank and flexible payments provider. With over 119 million global active Klarna users and 3.4 million transactions per day, Klarna’s AI-powered payments and commerce network is empowering people to pay smarter with a mission to be available everywhere for everything. Consumers can pay with Klarna online, in-store and through Apple Pay & Google Pay. More than 1 million retailers trust Klarna’s innovative solutions to drive growth and loyalty, including Uber, H&M, Saks, Sephora, Macy’s, Ikea, Expedia Group, Nike and Airbnb. Klarna is listed on the New York Stock Exchange (NYSE: KLAR). For more information, visit Klarna.com.